UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Galaxy Nutritional Foods, Inc.

(Name of Subject Company (Issuer))

Andromeda Acquisition Corp.

MW1 LLC

Mill Road Capital, L.P.

Galaxy Partners, L.L.C.

(Name of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

36317Q 10 4

(CUSIP Number of Class of Securities)

Andromeda Acquisition Corp.

c/o Mill Road Capital, L.P.

2 Sound View Drive, Suite 300

Greenwich, Connecticut 06830

(203) 987-3500

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Peter M. Rosenblum, Esquire

Foley Hoag LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$9,738,465.84	$382.73^

*	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. This calculation is based upon the purchase of 27,051,294 shares of common stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., at a price per share of $0.36 in cash. Such shares represent all of the outstanding shares of Galaxy Nutritional Foods, Inc. as of December 29, 2008.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 2 for fiscal year 2009 issued by the Securities and Exchange Commission on September 29, 2008. Such fee equals 0.0000393% of the transaction value.

^	Previously paid in connection with the filing persons’ Schedule TO filed with the Securities and Exchange Commission on February 13, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

☐

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 13, 2009 by Andromeda Acquisition Corp., a Delaware corporation (“Purchaser”), MW1 LLC, a Delaware limited liability company (“MW1”), Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”), and Galaxy Partners, L.L.C., a Minnesota limited liability company (“Galaxy Partners”). The Schedule TO relates to the third-party tender offer by Purchaser to purchase, on behalf of MW1, Mill Road and Galaxy Partners, all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Galaxy Nutritional Foods, Inc., a Delaware corporation (the “Company”), at a purchase price of $0.36 per Share in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2009 (the “Offer to Purchase”) filed as Exhibit (a)(1)(A) to the Schedule TO and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”) filed as Exhibit (a)(1)(B) to the Schedule TO.

Items 1 through 9 and Items 11 through 13 of the Schedule TO are hereby amended and supplemented as follows:

ITEM 1.  SUMMARY TERM SHEET

Summary Term Sheet.  Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “Summary Term Sheet,” which is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

(a)	Name and Address. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “The Offer—8. Information Concerning the Company,” which is incorporated herein by reference.

(b)	Securities. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “Introduction,” which is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “Introduction,” “The Offer—9. Information Concerning Purchaser, MW1, Mill Road and Galaxy Partners,” “Schedule I—Directors and Executive Officers of Purchaser,” “Schedule II—Persons Controlling MRCGP” and “Schedule III—Members of Galaxy Partners,” which is incorporated herein by reference.

(b)

Business and Background of Entities.  Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “The Offer—9. Information Concerning Purchaser, MW1, Mill Road and Galaxy Partners” and

“Schedule III—Members of Galaxy Partners,” which is incorporated herein by reference.

(c)	Business and Background of Natural Persons. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “The Offer—9. Information Concerning Purchaser, MW1, Mill Road and Galaxy Partners,” “Schedule I—Directors and Executive Officers of Purchaser,” “Schedule II—Persons Controlling MRCGP” and “Schedule III—Members of Galaxy Partners,” which is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

(a)	Material Terms. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “Summary Term Sheet,” “Introduction,” “The Offer—1. Terms of the Offer; Expiration Date,” “The Offer—2. Acceptance for Payment and Payment,” “The Offer—3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer—4. Withdrawal Rights,” “The Offer—5. Material United States Federal Income Tax Considerations” and “The Offer—15. Certain Conditions of the Offer,” which is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “The Offer – 10. Background of the Offer; Contacts with the Company,” which is incorporated herein by reference.

(b)	Significant Corporate Events. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “The Offer—10. Background of the Offer; Contacts with the Company” and “The Offer—12. Description of the November Purchase Agreement, the Term Sheet and the Standstill Agreement,” which is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	and (c)(1)-(7) Purposes and Plans. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “Special Factors—1. Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects,” “The Offer—7. Effect of the Offer on the Market for the Shares; Exchange Act,” “The Offer—10. Background of the Offer; Contacts with the Company,” “The Offer—12. Description of the November Purchase Agreement, the Term Sheet and the Standstill Agreement” and “The Offer—14. Dividends,” which is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	and (b) Source of Funds and Conditions. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “The Offer—13. Source and Amount of Funds” and “The Offer—15. Certain Conditions of the Offer,” which is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	and (b) Securities Ownership and Securities Transactions. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “The Offer—9. Information Concerning Purchaser, MW1, Mill Road and Galaxy Partners,” “Schedule III—Members of Galaxy Partners” and “Schedule IV—Shares or Other Equity Securities of the Company Beneficially Owned by Galaxy Partners,” which is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “The Offer—19. Fees and Expenses,” which is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

(a)	and (b) Agreements, Regulatory Requirements, Legal Proceedings and Other Material Information. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “The Offer—16. Legal Matters; Required Regulatory Approvals,” which is incorporated herein by reference.

ITEM 12.  EXHIBITS

(a) (1) (A)            Form of Offer to Purchase, as amended, dated February 13, 2009

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

            ITEM 2.  SUBJECT COMPANY INFORMATION

(d)	Dividends. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “The Offer – 14. Dividends,” which is incorporated herein by reference.

(f)	Prior Stock Purchases. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “The Offer – 10. Background of the Offer; Contacts with the Company” and “The Offer – 12. Description of the November Purchase Agreement, the Term Sheet and the Standstill Agreement,” which is incorporated herein by reference.

            ITEM 4.  TERMS OF THE TRANSACTION.

(d)	Appraisal Rights. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “Summary Term Sheet” and “The Offer – 16. Legal Matters; Required Regulatory Approvals,” which is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(c)	Negotiations or Contacts. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “The Offer – 10. Background of the Offer; Contacts with the Company” and “The Offer – 12. Description of the November Purchase Agreement, the Term Sheet and the Standstill Agreement,” which is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “The Offer – 10. Background of the Offer; Contacts with the Company” and “The Offer – 12. Description of the November Purchase Agreement, the Term Sheet and the Standstill Agreement,” which is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “Special Factors—1. Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects,” which is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a),	(b), (c) and (d) Purposes, Alternatives, Reasons and Effects. Reference is made to the information set forth in the Offer to Purchase, as amended, under the headings “Special Factors—1. Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects,” “The Offer—5. Material United States Federal Income Tax Considerations” and “The Offer—10. Background of the Offer; Contacts with the Company,” which is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a),	(b), (c), (d), (e) and (f) Fairness, Factors Considered in Determining Fairness, Approval of Security Holders, Unaffiliated Representative, Approval of Directors and Other Offers. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “Special Factors—2. Fairness of the Transaction,” which is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a),	(b) and (c) Report, Opinion or Appraisal, Preparer and Summary of the Report, Opinion or Appraisal and Availability of Documents. Reference

is made to the information set forth in the Offer to Purchase, as amended, under the heading “Special Factors—3. Reports, Opinions, Appraisals and Negotiations,” which is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(c)	Expenses. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “The Offer—19. Fees and Expenses,” which is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going-Private Transaction. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “The Offer—1. Terms of the Offer; Expiration Date,” which is incorporated herein by reference. In addition, the filing persons do not have knowledge as to whether any executive officer, director or affiliate of the Company, other than Galaxy Partners and Mill Road which have advised Purchaser that they will not tender any Shares pursuant to the Offer, currently intends to tender any Shares pursuant to the Offer.

(e)	Recommendations of Others. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “Summary Term Sheet,” which is incorporated herein by reference. In addition, the filing persons do not have knowledge as to whether any executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the transaction. However, Galaxy Partners, the Company’s majority stockholder of which three members have been elected to the Company’s board of directors, anticipates becoming an equity holder of MW1, the Purchaser’s parent company, prior to the expiration date of the Offer. Other than as set forth in the Offer to Purchase, as amended, Purchaser, MW1 and Mill Road have not made a recommendation in support of or opposed to the transaction.

ITEM 13.  FINANCIAL STATEMENTS

(a)	(1) and (2) Financial Information. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “The Offer—8. Information Concerning the Company,” which is incorporated herein by reference. Reference is made to the audited financial statements of the Company as of and for the fiscal years ended March 31, 2008 and March 31, 2007 under the heading “PART II – Item 8. Financial Statements” on pages 35-57 of the Company’s Annual Report on Form 10-K for the year ended March 31, 2008, filed with the SEC on June 30, 2008, which are incorporated herein by reference. Reference is made to the unaudited consolidated financial statements of the Company for the quarter ending December 31, 2008 under the heading “PART I – Item 1. Financial Statements” on pages 1-13 of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on February 12, 2009, which are incorporated herein by reference.

(a)(4)	Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “The Offer—8. Information Concerning the Company,” which is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(b)	Employees and Corporate Assets. Reference is made to the information set forth in the Offer to Purchase, as amended, under the heading “Special Factors—1. Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects,” which is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MW1 LLC

By:	Mill Road Capital, L.P.,
its sole member

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name: Charles M. B. Goldman
Title: Management Committee Director

ANDROMEDA ACQUISITION CORP.

By:	/s/ Justin Jacobs
Name: Justin Jacobs
Title: President

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name: Charles M. B. Goldman
Title: Management Committee Director

GALAXY PARTNERS, L.L.C.

By:	/s/ Timothy Krieger
Name: Timothy Krieger
Title: Manager

Date: March 10, 2009

Exhibit Index

Exhibit No.	Description

(a) (1) (A)	Form of Offer to Purchase, as amended, dated February 13, 2009.

(a) (1) (B)	Form of Letter of Transmittal (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(B) to the Schedule TO-T and incorporated herein by reference).

(a) (1) (C)	Form of Notice of Guaranteed Delivery (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(C) to the Schedule TO-T and incorporated herein by reference).

(a) (1) (D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(D) to the Schedule TO-T and incorporated herein by reference).

(a) (1) (E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(E) to the Schedule TO-T and incorporated herein by reference).

(a) (5)	Andromeda Acquisition Corp. press release issued on February 9, 2009 entitled, “Andromeda Acquisition Corp. Announces Plans to Make a Cash Tender Offer for Galaxy Nutritional Foods at 112% Premium” (filed with the SEC by Andromeda Acquisition Corp. on February 9, 2009 as Exhibit 99.1 to the Schedule TO-C and incorporated herein by reference).

(b)	Not applicable.

(c)	Not applicable.

(d) (i)	Term sheet, dated as of February 6, 2009, by and between Mill Road Capital, L.P. and Galaxy Partners, L.L.C. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman on February 9, 2009 as Exhibit 99.H to the Schedule 13D/A and incorporated herein by reference).

(d) (ii)	Standstill Agreement, dated as of February 6, 2009, by and between Mill Road Capital, L.P. and Galaxy Partners, L.L.C. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman and Scott P.

Scharfman on February 9, 2009 as Exhibit 99.I to the Schedule 13D/A and incorporated herein by reference).

(d) (iii)	Stock Purchase Agreement, dated November 18, 2008, by and among Galaxy Partners, L.L.C., the Company and Frederick A. DeLuca (filed with the SEC by the Company on November 21, 2008 as Exhibit 10.1 to the current report on Form 8-K and incorporated herein by reference).

(d) (iv)	Consultant agreement by and among David H. Lipka, Galaxy Partners, L.L.C. and Fairway Dairy and Ingredients LLC (filed with the SEC by Galaxy Partners, L.L.C. on November 28, 2008 as Exhibit F to Schedule 13D and incorporated herein by reference).

(d) (v)	Amendment to Employment Agreement effective as of November 18, 2008 by and among Michael E. Broll and the Company (filed with the SEC by the Company on November 21, 2008 as Exhibit 10.2 to the current report on Form 8-K and incorporated herein by reference).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex A to the Offer to Purchase filed with the SEC by Andromeda Acquisition Corp., MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. on February 13, 2009 as Exhibit (a)(1)(A) to the Schedule TO-T and incorporated herein by reference.)

(g)	Not applicable.

(h)	Not applicable.